UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________
FORM 11-K
___________________________

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐                                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file no. 001-15491

___________________________

A:    Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B:    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation
KEMET Tower
One East Broward Blvd.
Fort Lauderdale, Florida 33301

REQUIRED INFORMATION
The financial statements and schedules included herewith relating to the KEMET Employees’ Savings Plan (the “Plan”) were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and are provided pursuant to Instruction 4 of Form 11-K.

Page
Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017	3

Notes to the Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Exhibit:

Exhibit Index	10

Report of Independent Registered Public Accounting Firm

To the Participants of the KEMET Employees’ Savings Plan and
The Board of Directors of KEMET Corp.
Fort Lauderdale, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of KEMET Employees’ Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the auditor of the Plan since 2013.

Greenville, South Carolina
July 1, 2019

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(amounts in thousands)

	2018	2017
Investments at fair value (Note 3)	$117,416	$126,157
Receivables:
Employer contributions	212	176
Participant contributions	304	264
Notes receivable from plan participants	1,089	1,231
Total net assets available for benefits	$119,021	$127,828

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017
(amounts in thousands)

	2018	2017
Additions to net assets available for benefits attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(12,106)	$16,288
Interest and dividends	8,039	5,739
Total investment income (loss)	(4,067)	22,027
Interest income on notes receivable from participants	59	55
Contributions:
Participants	4,295	3,872
Employer	2,727	2,329
Rollovers	397	437
Total contributions	7,419	6,638
Total additions	3,411	28,720
Deductions to net assets available for benefits attributed to:
Benefits paid to participants	11,966	16,632
Administrative expenses	252	122
Total deductions	12,218	16,754
Net increase (decrease) in net assets available for benefits	(8,807)	11,966
Net assets available for benefits at beginning of year	127,828	115,862
Net assets available for benefits at end of year	$119,021	$127,828

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Note 1: Description of Plan
The following description of the KEMET Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (the “Company” or “KEMET”) covering all eligible U.S employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2007, the Plan was amended to allow participants to make contributions on an after-tax basis, “Roth-type”. In December of 2010, the Plan was amended to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 and the Worker, Retiree, and Employer Recovery Act of 2008.
Contributions
Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the plan document, subject to Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. After a participant contributes the maximum allowed contribution, $18,500 for calendar year 2018 and $18,000 for calendar year 2017, a catch-up contribution may be made on a pre-tax or after-tax basis subject to Internal Revenue Service (“IRS”) limitations, $6,000 for each calendar year 2018 and 2017. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate. Automatically enrolled participants have their deferral rate set at 6% of their eligible compensation and their contributions are invested in a designated balanced fund until it is changed by the participants. All eligible participants contributing less than 10% will have their deferral rate increased by 1% annually until they reach 10% or opt out of the automatic increase option. The Company contributes 100% of the first 6% of compensation that a participant contributes to the Plan.
In addition, the Company, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Company. No discretionary contributions were made in calendar years 2018 or 2017.
Participant Accounts
Each participant’s account is credited (charged) with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, (d) investment earnings (losses), and an allocation of investment expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their voluntary contributions, the Company’s matching contributions, and any discretionary contributions made by the Company, plus actual earnings (losses) thereon.
Investment Options
Participants may direct their investments in one or more of 28 investment options, which include 27 mutual funds (registered investment companies and retirement funds) and a common trust fund. The Plan’s administrative committee froze the option to purchase KEMET Corporation common stock effective December 31, 2008. As such, participants may no longer direct their investments into the KEMET Corporation Stock fund.
Notes Receivable from Participants
Participants may borrow from their account balance a minimum of $1,000 and up to a maximum amount equal to the lessor of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan. As of December 31, 2018, interest rates ranged from 4.25% to 6.50% on participant loans. Principal and interest are paid through payroll deductions.

Payment of Benefits
Upon termination of service due to death, disability, or retirement, participants may elect to receive either a lump-sum amount equal to the value of the vested interest in their account, or payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution or as a rollover distribution.
All fully vested balances are available for distribution after the participant reaches the age of 59 1/2.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Notes receivable from participants
Notes receivable from participants are reported at their unpaid principal balances plus any accrued, but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged to the participants' account balance. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Under the terms of a trust agreement between T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.
Plan investments are reported at fair value. As described in Accounting Standard Codification ("ASC") 946 Financial Services - Investment Companies, Subtopic 210, investment contracts held by a defined contribution plan are required to be reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair Value Measurements" for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.
Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in the net appreciation of fair value of investments.
Subsequent Events
Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the Financial Statements but arose after that date.

Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring adjustment. On November 19, 2018, the Board of Directors of the Plan Sponsor voted to merge the TOKIN America Inc. 401(k) Plan into the KEMET Employees' Savings Plan effective May 1, 2019. All TOKIN America Inc. plan assets were transferred to the KEMET Employees' Savings Plan and posted to participant accounts on May 3, 2019.
Note 3: Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described as follows:
Level 1:    Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, such as:

a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in inactive markets;

c.	Inputs other than quoted prices that are observable for the asset or liability; or

d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs that are unobservable inputs for the asset or liability.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Common stock: Valued at the closing price reported on the active market on which the individual security is traded.
Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Trust Fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that the securities liquidations will be carried out in an orderly business manner.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis as of December 31, 2018 and 2017 (amounts in thousands):

	December 31,
	2018	2017
Investments in the fair value hierarchy (1)
Mutual funds	$94,877	$104,662
Common stock of KEMET Corporation	3,278	3,189
Total assets in the fair value hierarchy	98,155	107,851

Investments measured at net asset value (2)	19,261	18,306
Total investments	$117,416	$126,157
___________________________________________
(1) Mutual funds and common stock of KEMET Corporation have been classified within Level 1 of the fair value hierarchy.
(2) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table for December 31, 2018 and 2017 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value (amounts in thousands):

	December 31, 2018
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund (1)	$19,261	$—	Daily	See (1)

	December 31, 2017
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund (1)	$18,306	$—	Daily	See (1)
___________________________________________
(1) Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets. Retirement plans invested in the trust are required to provide either twelve or thirty months’ advance written notice prior to redemption of trust units; this required notice period may be shortened or waived.
Note 4: Related Party Transactions
Certain plan investments are shares of mutual funds and a common collective trust fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration, record-keeping, redemption fees, and other services were approximately $175,000 and $45,000 for the years ended December 31, 2018 and 2017, respectively. The Company pays for the annual audit and all legal and fiduciary related services related to the Plan. The Plan also has investments in common stock of KEMET Corporation. As described in Note 2, the Plan made direct payments to the third party administrator of approximately $75,000 for the years ended December 31, 2018 and 2017 which were not covered by revenue sharing. The Company pays directly any other fees related to the Plan's operations.
Note 5: Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.
Note 6: Tax Status
The Company has adopted the Plan based on a volume submitter plan document sponsored by T. Rowe Price. T. Rowe Price has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype volume submitter plan is acceptable under Section 401 of the IRC. The Plan has been amended since the date of the IRS opinion letter on the volume submitter plan. The Company and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

KEMET EMPLOYEES’ SAVINGS PLAN
EIN #06-1198308     Plan #001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018
(amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment
	Identifier of issue,	including maturity date,
Party-	borrower, lessor,	rate of interest, collateral,		Current
in-interest	or similar party	par or maturity value	Cost	value
	Loomis Sayles Bond Retail	Mutual Fund	**	$2,443
	PGIM Total Return Bond Z	Mutual Fund	**	1,568
	Vanguard Total Bond Index Admiral	Mutual Fund	**	633
*	T Rowe Price Balanced Fund	Mutual Fund	**	9,640
*	T Rowe Price Blue Chip Growth Fund	Mutual Fund	**	9,648
*	T Rowe Price Extended Equity Market Index	Mutual Fund	**	285
*	T Rowe Price International Equity Index	Mutual Fund	**	347
*	T Rowe Price International Stock Fund	Mutual Fund	**	2,337
	MFS Value A	Mutual Fund	**	9,167
*	T Rowe Price Mid-Cap Growth Fund	Mutual Fund	**	14,526
*	T Rowe Price Retirement 2005 Fund	Mutual Fund	**	38
*	T Rowe Price Retirement 2010 Fund	Mutual Fund	**	232
*	T Rowe Price Retirement 2015 Fund	Mutual Fund	**	1,564
*	T Rowe Price Retirement 2020 Fund	Mutual Fund	**	4,278
*	T Rowe Price Retirement 2025 Fund	Mutual Fund	**	6,154
*	T Rowe Price Retirement 2030 Fund	Mutual Fund	**	6,482
*	T Rowe Price Retirement 2035 Fund	Mutual Fund	**	4,635
*	T Rowe Price Retirement 2040 Fund	Mutual Fund	**	3,776
*	T Rowe Price Retirement 2045 Fund	Mutual Fund	**	1,596
*	T Rowe Price Retirement 2050 Fund	Mutual Fund	**	1,360
*	T Rowe Price Retirement 2055 Fund	Mutual Fund	**	985
*	T Rowe Price Retirement 2060 Fund	Mutual Fund	**	111
*	T Rowe Price Science & Technology Fund	Mutual Fund	**	4,828
*	T Rowe Price Small Cap Value Fund	Mutual Fund	**	6,201
*	T Rowe Price Retire Bal Inv	Mutual Fund	**	799
*	T Rowe Price U.S. Treasury Money Fund	Mutual Fund	**	151
	Vanguard 500 Index Admiral	Mutual Fund	**	1,093
*	T Rowe Price Stable Value Common Trust Fund	Stable Value	**	19,261
*	Kemet Corporation Stock	Common stock	**	3,278
*	Notes receivable from participants	Interest rates ranging from
		4.25% to 6.50%	—	1,089
				$118,505

*                       A party-in-interest as defined by ERISA.
**                Cost omitted for participant-directed investments.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

July 1, 2019	By	/s/ GREGORY C. THOMPSON
Gregory C. Thompson

Executive Vice President and Chief Financial Officer for the Administrative Committee